Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

Exemption pursuant to Rule 12g3-2(b) **82-4567**
Submission of: Other information

ferreyros

[redacted]

04010922

Lima, March 24th, 2004

04 MAR 29 AM 7:21

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Ref.- Important Issues

We hereby inform you that our Shareholder's Meeting held today, considered the following agenda and agreements:

1.- Approval of the Financial Statements and Annual Report corresponding to year 2003, making no modification to the document sent with our letter informing about the agenda of the shareholders meeting.
2.- Approval to distribute a cash dividend of S/. 9´134,393, equal to 50% of the free disposition profits, which corresponds approximately to S/. 0.04455801 per share. It was agreed that this dividend will be paid during the next 60 days, on a date to be determined by the Board of Directors.
3.- Approval of capitalization of the following accounts:

a. Capital Re-expression	S/. 4´510,000.00
b. Free disposition profits amounts	S/. 9´161,804.00
c. Issue Premium	S/. 628,196.00
	S/. 14´300,000.00

After the capitalization, the current capital stock of S/. 225´500,000.00 will be increase to S/. 239´800,000.00, represented by 218´000,000 shares with a nominal value of S/. 1.10 each. Consequently 13´000,000 shares will be issued, resulting on an increase of about 6.341463% in the number of shares.

4.- Approval of the modified article 5° of the Company Bylaws, which refers to Capital Stock, stating that the new capital stock will be S/. 239´800,000.00, divided into 218´000,000 shares of a nominal value of S/. 1.10 each.
5.- Similarly as on previous years, approval to delegate in the Board of Directors the designation of the external auditors, so as their fee.

Faithfully yours,

Ferreyros S.A.A.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

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